Rockwell Announces Extraordinary Production of 373 Carats in One Day at Saxendrift

Finalization by DMR of Section 11 Cession: South African Government Grants Rights for Tirisano Project

August 8, 2011 - Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announced today that its Saxendrift mine produced a windfall day’s production on August 2, 2011 and stated it had received confirmation of the Section 11 cession by the Department of Mineral Resources (DMR) for its Tirisano acquisition.

An extraordinary day’s production at Saxendrift on Tuesday August 2, 2011:

On Tuesday August 2, 2011 373 carats were recovered at Rockwell’s Saxendrift mine representing approximately half of the mine’s budgeted monthly production in a single day. This is not only a record at the mine, but the highest daily production ever achieved within Rockwell’s five year operating history. Among the stones recovered were four large stones weighing 180, 94, 43 and 34 carats.

“Rockwell’s competitive advantage in the diamond world is the regular production of large high quality diamonds and although recoveries such as recently experienced at Saxendrift are rare they enhance the profitability of our mines.” explains Campbell. “Saxendrift has a similar diamond distribution to both Wouterspan and Niewejaarskraal, which are next in a pipeline of development projects that Rockwell plans to bring on stream using improved diamond recovery processes.”

Finalization of Section 11 documentation at Tirisano:

Rockwell is pleased to announce that the last outstanding conditions for the completion of the Tirisano acquisition have been fulfilled. The senior debt which was provided by the Industrial Development Corporation was restructured in July 2011 and the Section 11 cession approval from the DMR was received on Friday August 5, 2011.

Rockwell can now take ownership of the mining rights at Tirisano and bring the first two streams (production lines) of the newly built processing plant into commercial production which is planned for the end of the third quarter.

“We would like to extend our sincere appreciation to the DMR for diligently following up on the process to ensure that we could complete our acquisition and unlock the potential of this mine,” explains James Campbell, CEO, Rockwell. “Not only will Tirisano be an important operation in Rockwell’s portfolio but it will create more than 200 jobs once it is in full production, contributing to the socio economic development of the Ventersdorp region and more specifically the economic upliftment of our BEE partners, the local Mogopa community.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release. Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production. In particular there can be no assurance that refinancing funds will be available to Rockwell on acceptable terms or any terms at all.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.